February 29, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.    20549




        RE:   Withdrawl of Form S-4
              Mercury Capital Corp.
              File Number:  333-91397

Ladies and Gentlemen:

       This firm is legal counsel for Mercury Capital Corp. On behalf of Mercury Capital, we hereby request that the subject registration statement filed on the EDGAR System under file number 333-91397 be withdrawn. The Company wishs proceed to in this manner due to a substantial change in their business plan.

Thank you for your assistance. If you have any questions concerning this matter, please do not hesitate to contact me.

                               Very Truly yours,


                               Shawn F. Hackman, Esq.